EXHIBIT 99.1

NEWS RELEASE

Visa Inc. Declares Quarterly Dividend

SAN FRANCISCO, July 18, 2017 - Visa Inc. (NYSE:V) today announced that on July 17, 2017, its board of directors declared a quarterly cash dividend of $0.165 per share of class A common stock (determined in the case of class B and class C common stock and series B and C convertible participating preferred stock on an as-converted basis) payable on September 5, 2017, to all holders of record as of August 18, 2017.
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About Visa Inc.
Visa Inc. (NYSE: V) is a global payments technology company that connects consumers, businesses, financial institutions and governments in more than 200 countries and territories to fast, secure and reliable electronic payments. We operate one of the world's most advanced processing networks - VisaNet - that is capable of handling more than 65,000 transaction messages a second, with fraud protection for consumers and assured payment for merchants. Visa is not a bank and does not issue cards, extend credit or set rates and fees for consumers. Visa's innovations, however, enable its financial institution customers to offer consumers more choices: pay now with debit, pay ahead with prepaid or pay later with credit products. For more information, visit visa.com/aboutvisa, visacorporate.tumblr.com and @VisaNews.
Contacts:
Media Relations
Nathaniel Sillin
+1-415-805-4892
globalmedia@visa.com

Investor Relations
Victoria Hyde-Dunn
+1-650-432-7644
ir@visa.com